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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)*

Image Entertainment, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

452439201

(CUSIP Number)

Wayne Levin
General Counsel
Lions Gate Entertainment Corp.
2700 Colorado Avenue, Suite 200
Santa Monica, California 90404
(310) 449-9200

with a copy to:

Allison Keller and Steve Camahort
O’Melveny & Myers LLP
1999 Avenue of the Stars, Suite 700
Los Angeles, CA 90067
(310) 553-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 16, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 452439201

1.	Name of Reporting Person: Lions Gate Entertainment Corp.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group *:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds*: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☑

6.	Citizenship or Place of Organization: British Columbia, Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 4,033,996[1]

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 4,033,996[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,033,996[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*: ☐

13.	Percent of Class Represented by Amount in Row (11): 18.94%[2]

14.	Type of Reporting Person*: CO

SEE INSTRUCTIONS BEFORE FILLING OUT!

[1]	Includes an aggregate of 571,429 shares of common stock of the issuer subject to a contract to purchase such shares between Lions Gate Entertainment Corp. and certain stockholders of the issuer entered into on September 12, 2005. The consummation of the purchase of these shares is subject to the satisfaction of certain conditions, some of which may be waived by Lions Gate Entertainment Corp. See Item 4.
[2]	Based on 21,296,346 shares of the issuer outstanding as of February 6, 2006, as set forth in the issuer’s Form 10-Q for the quarter ended December 31, 2005.

CUSIP No. 452439201

1.	Name of Reporting Person: Lions Gate Entertainment Inc.		I.R.S. Identification Nos. of above persons (entities only): 98-0183157

2.	Check the Appropriate Box if a Member of a Group*:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds*: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☑

6.	Citizenship or Place of Organization: British Columbia, Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 4,033,996[1]

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 4,033,996[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,033,996[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*: ☐

13.	Percent of Class Represented by Amount in Row (11): 18.94%[2]

14.	Type of Reporting Person*: CO

SEE INSTRUCTIONS BEFORE FILLING OUT!

[1]	Includes an aggregate of 571,429 shares of common stock of the issuer subject to a contract to purchase such shares between Lions Gate Entertainment Corp. and certain stockholders of the issuer entered into on September 12, 2005. The consummation of the purchase of these shares is subject to the satisfaction of certain conditions, some of which may be waived by Lions Gate Entertainment Corp. See Item 4.
[2]	Based on 21,296,346 shares of the issuer outstanding as of February 6, 2006, as set forth in the issuer’s Form 10-Q for the quarter ended December 31, 2005.

Item 1. Security and Issuer
This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) is being filed by Lions Gate Entertainment Corp., a British Columbia, Canada corporation (“LGEC” or the “Reporting Person”) and Lions Gate Entertainment Inc., a Delaware corporation (“LGEI”), to amend the Schedule 13D filed by LGEC on September 13, 2005, as amended by Amendment No. 1 to Schedule 13D, filed by LGEC and LGEI on September 21, 2005 and by Amendment No. 2 to Schedule 13D, filed by LGEC and LGEI on November 1, 2005 (together, the “Schedule 13D”), with respect to the common stock, no par value (the “Shares”) of Image Entertainment, Inc., a Delaware corporation (the “Company”).
Unless otherwise indicated herein, terms used and defined in the Schedule 13D shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.
Item 4. Purpose of Transaction
     Item 4 of the Schedule 13D is hereby amended to add the following:
     The Reporting Person is currently the Company’s second largest stockholder. The Reporting Person has been considering all of its options with respect to its investment in the Company. The Reporting Person believes the Company’s current board of directors is not acting in the best interests of the Company and its stockholders as evidenced by the board’s refusal to explore strategic alternatives to maximize stockholder value, including the sale of the Company. In light of the Company’s stock trading significantly below the price per share offered in 2005 by the Reporting Person and for other operational reasons, the Reporting Person has lost confidence in the current board’s ability and/or desire to maximize stockholder value.
     Accordingly, the Reporting Person is contemplating nominating a slate of directors for the Company’s 2006 annual meeting of stockholders (the “2006 Annual Meeting”). In order to have certainty as to the number of directors standing for election at that meeting, on March 14, 2006, the Reporting Person filed a complaint in the Court of Chancery of the State of Delaware in and for New Castle County seeking declaratory relief that the Company’s bylaws provide that the Company’s board of directors only becomes classified in connection with the 2006 Annual Meeting, such that all of the Company’s director seats are up for election at the 2006 Annual Meeting and all of the Company’s incumbent directors must stand for re-election at the 2006 Annual Meeting. The Reporting Person also seeks a declaration establishing the correct time period during which advance notice must be given of a stockholder’s intent to nominate candidates for director. The Reporting Person is also seeking injunctive relief barring the Company from enforcing its bylaws in any manner that would result in less than all of the Company’s directors standing for election at the 2006 Annual Meeting and from contending that its certificate of incorporation and bylaws that were submitted to the stockholders for adoption as part of the Company’s proposal to reincorporate to Delaware in 2005 (the “Reincorporation Documents”) contain any provisions other than what were in the Reincorporation Documents.
     As previously stated in the Reporting Person’s initial filing on Schedule 13D, the Reporting Person will continue to exercise any and all of its rights as a stockholder of the Company in a manner consistent with its equity interests and its investment objectives. The Reporting Person may from time-to-time (a) acquire additional Shares (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, or (b) dispose of Shares at prices deemed favorable in the open market, in privately negotiated transactions or otherwise. In addition, the Reporting Person and its representatives and advisers intend to continue to communicate formally and informally with other stockholders, industry participants and other interested parties concerning the Company.
Item 7. Material to be filed as Exhibits
Exhibit A.	Complaint for Declaratory and Injunctive Relief, dated March 16, 2006.

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: March 16, 2006

Lions Gate Entertainment Corp.
By:	/s/ WAYNE LEVIN
	Name:	Wayne Levin
	Title:	Exec. VP & General Counsel Business & Legal Affairs

Lions Gate Entertainment Inc.
By:	/s/ WAYNE LEVIN
	Name:	Wayne Levin
	Title:	Secretary & General Counsel

EXHIBIT INDEX
Exhibit A.	Complaint for Declaratory and Injunctive Relief, dated March 16, 2006.